SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2020
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001-80

MATERIAL FACT

Third Ordinary Tariff Revision of Sabesp

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”) in compliance with the provisions of Article 157, Paragraph 4 of Law 6,404/76 and the provisions of CVM Instruction 358/02, informs to its shareholders and the market in general that, in continuity  to the Notice to the Market published on April 1, 2020  that addresses the schedule of events for the Company’s Third Ordinary Tariff Revision disclosed by means of Resolution 974/2020, the Regulatory Agency for Sanitation and Energy of the State of São Paulo (ARSESP), published Public Consultation Notices nº 05/2020 and nº 06/2020, which provide for:

a)      Opening of Public Consultation nº 05/2020, related to the definition of the methodology to be used in the calculation of the maximum tariff and the tariff structure for the Third Ordinary Tariff Revision of Sabesp; and

b)      Opening of Public Consultation nº 06/2020, related to the definition of the Weighted Average Cost of Capital (WACC) for the Third Ordinary Tariff Revision of Sabesp.

According to the Public Consultation Notices nº 05/2020 and nº 06/2020, those interested in participating may send contributions between May 15 and July 3, 2020.

The documents and other information related to the Public Consultation are available on the websites of ARSESP and Sabesp, in the Investor Relations area.

The Company will keep the market informed about any developments on the matter that is the subject of this Material Fact.

São Paulo, May 14, 2020.

Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 15, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.